UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Good Times Restaurants Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value

(Title of Class of Securities)

382140879

(CUSIP Number of Class of Securities)

Ryan M. Zink

President and Chief Executive Officer

651 Corporate Circle, Suite 200, Golden, CO 80401

(303) 384-1400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

B. Joseph Alley, Jr.

Brian A. Teras

Arnall Golden Gregory LLP

171 17th Street, Suite 2100

Atlanta, Georgia 30363

(404) 873-8500

Calculation of Filing Fee

Transaction Value(1)	Amount of filing fee(2)
$6,500,000.00	$709.15

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 1,413,000 of the issuer’s common shares, $0.001 par value, at a price of $4.60 per share.
(2)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Good Times Restaurants Inc., a Nevada corporation (the “Company”), on August 13, 2021, and amended by Amendment No. 1 thereto filed on September 13, 2021 (as amended, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to 1,413,000 of its issued and outstanding common shares, par value $0.001 per share (the “Shares”), or such lesser number of Shares as were properly tendered and not properly withdrawn, at a fixed price of $4.60 per Share, to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 13, 2021 (the “Offer to Purchase”).

Only those items amended and supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 2 does not modify any of the other information previously reported on Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase, and the related Letter of Transmittal.

ITEM 11. Additional Information.

Item 11 is hereby amended and supplemented as follows:

On September 14, 2021, the Company issued a press release announcing the final results of the offer, which expired at 11:59 P.M., New York City time, on September 10, 2021. A copy of the press release is filed as Exhibit (a)(5)(F) to the Schedule TO and is incorporated herein by reference.

ITEM 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(F)	Press Release issued by the Company on September 14, 2021.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOOD TIMES RESTAURANTS INC.

Date: September 14, 2021	By:
Ryan M. Zink
President and Chief Executive Officer

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated August 13, 2021*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 13, 2021*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 13, 2021*
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Press release announcing the Tender Offer, dated August 10, 2021*
(a)(5)(B)	Excerpt from script for the Company’s earnings conference call on August 10, 2021*
(a)(5)(C)	Excerpt from the Company’s Form 10-Q for the quarter ended June 29, 2021*
(a)(5)(D)	Press release announcing commencement of the Tender Offer, dated August 13, 2021*
(a)(5)(E)	Press Release issued by the Company on September 13, 2021*
(a)(5)(F)	Press Release issued by the Company on September 14, 2021+
(b)	None.
(d)(1)	Good Times Restaurants Inc. 2008 Omnibus Equity Incentive Compensation Plan (previously filed as Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed January 30, 2008 (File No. 000-18590) and incorporated herein by reference)
(d)(2)	Amendment to the Good Times Restaurants Inc. 2008 Omnibus Equity Incentive Compensation Plan dated September 14, 2012 (previously filed as Exhibit 10.10 to the registrant’s Registration Statement on Form S-1 filed April 26, 2013 (File No. 333-188183) and incorporated herein by reference)
(d)(3)	Amendment to the Good Times Restaurants Inc. 2008 Omnibus Equity Incentive Compensation Plan (previously filed as Annex B to the registrant’s Proxy Statement on Schedule 14A filed April 25, 2018 (File No. 000-18590) and incorporated herein by reference)
(d)(4)	Good Times Restaurants Inc. 2018 Omnibus Equity Incentive Compensation Plan (previously filed as Annex A to the registrant’s Proxy Statement on Schedule 14A filed April 25, 2018 (File No. 000-18590) and incorporated herein by reference)
(d)(5)	Amendment to the Good Times Restaurants Inc. 2018 Omnibus Equity Incentive Plan (previously filed as Annex A to the registrant’s Definitive Proxy Statement on Schedule 14A filed December 18, 2020 (File No. 000-18590) and incorporated herein by reference)
(d)(6)	Employment Agreement, effective September 27, 2016, by and between Good Times Restaurants Inc. and Scott G. LeFever (previously filed as Exhibit 10.3 to the registrant’s Current Report on Form 8-K filed September 30, 2016 (File No. 000-18590) and incorporated herein by reference)
(d)(7)	Second Amended and Restated Employment Agreement, amended and restated as of December 24, 2020, by and between Good Times Restaurants Inc., and Ryan M. Zink, (previously filed as Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed December 28, 2020 (File No. 000-18590) and incorporated herein by reference
(g)	None
(h)	None
*	Previously filed.
+	Filed herewith.

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